

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 26, 2018

Tiffani Jones
Chief Executive Officer
Regnum Corp.
1541 Ocean Avenue
Santa Monica, CA 90401

> **Re:** **Regnum Corp.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed February 12, 2018**
> **File No. 333-222083**

Dear Ms. Jones:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 6, 2018 letter.

Financial Statements

1. Please file updated audited financial statements in accordance with Rule 8-08 of Regulation S-X.

You may contact Jim Dunn at (202) 551-3724 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure